

GREEN
ALCHEMY

OFFERING MEMORANDUM

facilitated by



Green Alchemy LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Green Alchemy LLC
State of Organization	NJ
Date of Formation	01/07/2019
Entity Type	Limited Liability Company
Street Address	15 1st St, South River NJ, 08882
Website Address	https://blazinbakery.com/

(B) Directors and Officers of the Company

Key Person	Tara Sargente
Position with the Company	
Title	CEO
First Year	2019

Other business experience (last three years)	**CEO** (*Tara Misu LLC, 07-11-2010 - Present*) — Blazin' Bakery is an infused edibles company known for creating a range of products that consistently deliver a high quality cannabis experience for consumers. The CEO is responsible for the overall leadership, strategy, and management of the organization, ensuring its growth and success in the dynamic and evolving CBD and hemp-derived cannabinoid industry.
	Member of the Board of Directors (*New Jersey CannaBusiness Association, 01-01- 2021 - Present*) — The New Jersey CannaBusiness Association is a leading industry organization dedicated to promoting and advancing the interests of businesses operating within the cannabis sector in the state of New Jersey. Board members strategic leadership and oversight for the organization, shaping industry cannabis policies and advocating for the interests of its members in the rapidly evolving cannabis sector. **Executive Director** (*New Jersey CannaBusiness Association, 12-01-2018 - 12-31-2020*) — The New Jersey CannaBusiness Association is a leading industry organization dedicated to promoting and advancing the interests of businesses operating within the cannabis sector in the state of New Jersey. The Executive Director is responsible for leading the organization's strategic vision, cannabis advocacy efforts, and day- to-day operations, while representing the interests of its members.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Tara Sargente	100%

(D) The Company's Business and Business Plan

Green Alchemy is a licensed NJ cannabis manufacturing facility, located in South River. The license is fully approved and operations are set to commence Summer 2024. All state and municipal approvals have been granted pending completion of build out and inspections.

Green Alchemy is the exclusive manufacturer of cannabis products for Blazin' Bakery, and newly launched female-forward Luna Verde. We are also currently entering into agreements to produce products for other brands and negotiating licensing deals.

Our founder, Tara Sargente (know in the cannabis industry as "Tara Misu") boasts an impressive 15 years experience owning/operating a successful cannabis business, Blazin Bakery, with sales in 2000+ stores and three countries, including major retailer Spencer Gifts. In 2022 she was named the #15 most influential person in NJ cannabis by NJ Insider and nominated by NJ.com for Woman-Owned Cannabis Business of the Year. Tara sit on the board of the NJ's largest cannabis organization, the New Jersey CannaBusiness Association, speaks regularly at national cannabis conferences and hosts an industry podcast Trailblazin' with Tara Misu.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	September 24, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$600,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Extraction and Manufacturing Equipment	$15,000	$29,500
Hiring and Training	$20,000	$150,000
Facility Buildout	$15,000	$20,000
Raw Ingredients and Packaging	$43,250	$270,000
Operating Capital	$0	$75,000
Sales and Marketing	$0	$15,000
Mainvest Compensation	$6,750	$40,500
TOTAL	$100,000	$600,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button ● Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of Class B Membership Units, which we refer to as "Units." The Units are being offered at $1 for one Unit.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of Class B Membership Units which are referred to as "Units." The Units are being sold at a price per Unit of $1 and units must be purchased for a $500 minimum investment.

Summary of Terms

Once you pay for your Unit(s), you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Units. The Units will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Operating Agreement prohibits the sale or other transfer of Units without the Company's consent.
- If you want to sell your Unit the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Units, as there would be for a publicly-traded stock.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the Class B Membership Units being offered to investors	Limited Liability Company Interests are an equity interest, whereas whereas Non-Membership Units do not have voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Units. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Tara Sargente	100%

How the Exercise of Voting Rights Could Affect You

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely the Units retain value. If they make poor business decisions, it is less likely the Units retain value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection.

How the Units are Being Valued

The Units are being valued at $1 per Unit. Investors will have the opportunity to purchase 500 per investment for a $500 minimum investment.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

Green Alchemy discloses that its founder, Tara Sargente, is associated with another company named Tara Misu LLC, doing business as Blazin' Bakery. The Blazin' Bakery and Luna Verde products to be manufactured at Green Alchemy, will utilize intellectual property (IP) licensed from Tara Misu LLC, which holds the associated trademarks. This arrangement is necessary due to the limitation on federal trademark approval for cannabis products. Tara Misu LLC operates as a non-plant touching business creating ancillary products that can be trademarked. The licensing of IP is currently provided without charge, although this arrangement may be subject to change in the future. The exclusive licensing agreement is applicable to Green Alchemy LLC in the state of New Jersey; however, it may also be extended to cannabis manufacturers in other states, countries, or territories for global product expansion. It is important to note that potential scenarios such as acquisition, merger, or other business arrangements are not planned for the foreseeable future but remain possibilities.

(S) The Company's Financial Condition

Forecasted milestones

Green Alchemy LLC forecasts the following milestones:

- Secure lease in South River, NJ by February, 2024.

- Hire for the following positions by June, 2024: [Director of Operations, Extraction Technicians, Executive Assistant, Security Guard]

- Achieve $2.6M revenue per year by Q3 2025.

- Achieve $1.2M profit per year by Q3 2026.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Green Alchemy LLC's fundraising. However, Green Alchemy LLC may require additional funds from alternate sources at a later date.

No operating history

Green Alchemy LLC was established in January, 2019 and has since take place in a lengthy state- regulated application process culminating with a final award of cannabis manufacturing license in February 2024. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements. Pro

Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,534,875	$3,295,338	$4,283,939	$4,498,135	$4,633,077
Cost of Goods Sold	$1,012,694	$1,316,502	$1,711,452	$1,797,024	$1,850,933
Gross Profit	$1,522,181	$1,978,836	$2,572,487	$2,701,111	$2,782,144
EXPENSES					
Rent	$38,235	$39,190	$40,169	$41,173	$42,202
Utilities	$14,700	$15,067	$15,443	$15,829	$16,224
Salaries	$162,012	$210,615	$273,799	$287,488	$296,112
Insurance	$9,600	$9,840	$10,086	$10,338	$10,596
Advertising	$6,000	$6,150	$6,303	$6,460	$6,621
Bank Fees & Merchant Processing	$9,751	$9,994	$10,243	$10,499	$10,761
Legal & Professional Fees	$18,600	$19,065	$19,541	$20,029	$20,529
Lab Clothing	$1,440	$1,476	$1,512	$1,549	$1,587
Communications	$3,000	$3,075	$3,151	$3,229	$3,309
Licensing and Fees	$1,825	$1,870	$1,916	$1,963	$2,012
Meals & Entertainment	$5,050	$5,176	$5,305	$5,437	$5,572
Postage & Mailing	$600	$615	$630	$645	$661
Subscriptions	$2,190	$2,244	$2,300	$2,357	$2,415
Repairs & Maintenance	$9,000	$9,225	$9,455	$9,691	$9,933
Supplies	$5,160	$5,289	$5,421	$5,556	$5,694
Transportation	$7,260	$7,441	$7,627	$7,817	$8,012
Services	$33,120	$33,948	$34,796	$35,665	$36,556
Taxes	$12,256	$12,562	$12,876	$13,197	$13,526
Other	$15,725	$16,118	$16,520	$16,933	$17,356
Operating Profit	$1,166,657	$1,569,876	$2,095,394	$2,205,256	$2,272,466

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Subscription Agreement" and are not enforceable under "the Subscription Agreement".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$4,100	$8,225
Cash & Cash Equivalents	$4,100	$8,225
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$4,125	-$6,775

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV,
WI, WY, B5, GU, PR, VI, 1V